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(NEW YORK LIFE LOGO)                    NEW YORK LIFE INSURANCE COMPANY
                                        51 Madison Avenue New York, NY 10010
                                        212-576-7558 Fax: 212-576-3966
                                        E-Mail: charles_a_whites@newyorklife.com
                                        www.newyorklife.com

                                        CHARLES A. WHITES, JR.
                                        Assistant General Counsel

VIA EDGAR AND UPS

April 5, 2011

Patrick Scott, Esq.
Senior Counsel
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mailstop 4644
Washington, D.C. 20549-4644

     Re: New York Life Insurance and Annuity Corporation ("NYLIAC"); NYLIAC Variable Annuity Separate Account - III (811-08904 / 333-172046) & NYLIAC Variable Annuity Separate Account - IV (811-21397 / 333-172044) (the "Registrants"); Initial Registration Statements on Form N-4 for New York Life Flexible Premium Variable Annuity II ("VA" or "Contract")

Dear Mr. Scott:

     This letter sets forth responses to the comments by the Staff of the Division of Investment Management (the "Staff") that are contained in your letter dated April 1, 2011, relating to the Registration Statements on Form N-4 (File Nos. 333-172046 & 333-172044) (the "Registration Statements") filed by NYLIAC on behalf of the Registrants, with the U.S. Securities and Exchange Commission (the "Commission") on February 3, 2011. Any changes noted in the comments provided below will be included in a pre-effective amendment that the Registrants anticipate will be filed on or about April 11, 2011.

1. General

     Please note that the staff will not accelerate the filing until all bracketed numbers are finalized and footnotes are confirmed to be current.

RESPONSE TO COMMENT 1

The Registrants intend to file by pre-effective amendment to the Registration Statements, a prospectus that includes final numbers and current footnotes.

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Mr. Patrick Scott
Page 2
April 5, 2011

2. Table of Fees and Expenses (pages 5 - 10)

     Please confirm to the staff that the range of Total Annual Portfolio Company Operating Expenses does not reflect any waiver or reimbursement arrangements. See Form N-4, Item 3, Instruction 18.

RESPONSE TO COMMENT 2

The Registrants' confirm that the range of Total Annual Portfolio Operating Expenses do not reflect any waiver or reimbursement arrangements.

3. Selecting the Variable Annuity That's Right For You (page 20)

     Please confirm to staff supplementally whether a prospectus for the other variable annuities in the chart will precede or accompany this prospectus when delivered to an investor. If not, please explain your view as to why a prospectus for those contracts would not be required to precede or accompany this prospectus when it is delivered to an investor.

RESPONSE TO COMMENT 3

The Registrants do not contemplate that a prospectus for the other variable annuities in the chart will precede or accompany the prospectus for the VA when delivered to an investor. We believe that the chart constitutes an advertisement as set forth in Rule 482 of the Securities Act of 1933, as amended. In addition, we respectfully note that the disclosure preceding the chart is consistent with Section (b)(1) of Rule 482.

4. Riders (page 29)

     Please provide disclosure that benefits under the riders are payable from the Depositor's general account and are subject to the claims paying ability of NYLIAC.

RESPONSE TO COMMENT 4

In response to the Staff's comment, the Registrants have added the following sentence at the end of the second paragraph in the "Riders" section (at page 30 of the prospectus): "Please note that benefits under the riders are payable from NYLIAC's general account and are subject to the claims paying ability of NYLIAC."

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Mr. Patrick Scott
Page 3
April 5, 2011

5. Financial Statements and Exhibits

     Financial statements, exhibits, and other required disclosure not included in the registration statement must be filed in a pre-effective amendment to the registration statement.

RESPONSE TO COMMENT 5

The Registrants intend to file by pre-effective amendment to the Registration Statements, all financial statements, exhibits, and other required disclosure not included in the Registration Statements.

6. Representation of Company

RESPONSE TO COMMENT 6

In response to the Staff's comment, we recognize that the Registrants and its management are responsible for the accuracy and adequacy of the disclosures made in the Registration Statements. Upon a request for acceleration of the effective date of the Registration Statements, the Registrants undertake that they will furnish a letter acknowledging that: the Commission is not foreclosed from taking any action once the filing is declared effective; the declaration of effectiveness does not relieve the Registrants of their full responsibility to provide adequate and accurate disclosure in the filing; and the Registrants may not assert the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrants also acknowledge that the Division of Enforcement has access to all information it provides to the Staff in connection with the filing of the Registration Statements or in connection with this response to the Staff's comments. The Registrants further acknowledge that a written request for acceleration of the effective date of the Registration Statements will confirm that those requesting acceleration are aware of their respective responsibilities.

                                    * * * * *

     We appreciate your review of our responses to your letter of April 1, 2011 and our proposed revisions to the Registration Statements. If you agree that our proposed revisions to the Registration Statements are adequate, we propose to make the approved changes and incorporate them into the pre-effective amendment that we will file, on behalf of the Registrants, on or about April 11, 2011.

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Mr. Patrick Scott
Page 4
April 5, 2011

     If you have any questions regarding this letter, please do not hesitate to call me at (212) 576-7558 or e-mail me at charles_a_whites@newyorklife.com.

                                        Sincerely,


                                        /s/ Charles A. Whites, Jr.

                                        Charles A. Whites, Jr.
                                        Assistant General Counsel